UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                             NOTIFICATION OF LATE FILING



                                  (Check One):

  Form 10-K
  Form 20-F
  Form 11-K
X Form 10-Q
  Form N-SAR

         For Period Ended:          September 30, 2005

                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-F
          X       Transition Report on Form 10-Q
                  Transition Report on Form N-SAR

         For the Transition Period Ended:



         Read Instruction Before Preparing Form. Please Print or Type.

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I--Registrant Information


         Full Name of Registrant:                    Pelican Financial, Inc.

         Former Name if Applicable:

         Address of Principal Executive Office:      3767 Ranchero Drive
                                                     Ann Arbor, Michigan 48108

Part II--Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative


Due to the pending merger agreement previously disclosed and the extended due diligence period, management is unable to complete the appropriate disclosures within the time period required for filing this report. The pending merger agreement may have an impact on certain management estimates that could impact operating results. Management anticipates being able to file this report by the date permitted by this extension.



Part IV--Other Information


 (1) Name and telephone number of person to contact in regard to this notification

  Howard Nathan                           (734)              (205-1748)
     (Name)                            (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   X    Yes            No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   X     Yes            No

Management is unable to determine if there will be any significant change in results of operations from the corresponding period for the last fiscal year at this time.

Forward-Looking Statements

         This document may include a number of "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's current views with respect to future events and financial performance and include statements regarding management's intent, belief or current expectations, which are based upon assumptions about future conditions that may prove to be inaccurate. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risk and uncertainties, and that as a result, actual results may differ materially from those contemplated by such forward-looking statements. Such risks include, among other things, the volatile and competitive markets in which we operate, our limited operating history, our limited financial resources, our ability to manage our growth and the lack of an established trading market for our securities. When considering forward-looking statements, readers are urged to carefully review and consider the various disclosures, including risk factors and their cautionary statements, made by us in this document and in our reports filed with the Securities and Exchange Commission.



                             Pelican Financial, Inc.
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2005              By:    /s/ Howard M. Nathan
                                     -------------------------------------
                                      Name:      Howard Nathan
                                      Title:     Chief Financial Officer